THE SOURLIS LAW FIRM Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	214 Broad Street
Philip Magri, Esq.+	Red Bank, New Jersey 07701
Joseph M. Patricola, Esq.*+ #	(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

July 23, 2010

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20005
Attn:      Ms. Celeste M. Murphy, Legal Branch Chief
Ms. Jessica Plowgian, Attorney-Advisor

RE:	Savvy Business Support, Inc.
Registration Statement on Form S-1
Amendment No. 3
File No.: 333-167130

Dear Ms. Murphy and Ms. Plowgian:

Below please find our responses to the Staff’s comment letter, dated July 20, 2010 (the “Comment Letter”), regarding the above-captioned matter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Also, please be advised that the Company has filed Amendment No. 4 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system. A hard copy of this response letter and Amendment No. 4, marked to show changes from the Original Filing, can be sent to you via overnight mail upon your request.

Please do not hesitate to contact me at (732) 530-9007 if you have any questions regarding this matter.

Very truly yours,

/s/ Joseph M. Patricola
Joseph M. Patricola, Esq.

General

1.
We note that your company's business will be to provide business support services to private and public companies, and that consideration for such services may be in the form of equity in those companies. We also note that you intend to devote minimal time to this company's operations, and that your company's consulting services could include using your public company status to facilitate a reverse merger with a privately-held operating company. Therefore, please revise the offering to comply with Rule 419 tor blank check offering.

Per SEC Comment #1, the Company is not a “blank check company” as defined by Rule 419 of the Securities Act of 1933, as amended (“Rule 419”), and therefore the registration statement should not be revised to comply with the requirements of Rule 419.

Rule 419 defines a “blank check company” as a company that:

i.
Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

ii.	Is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

The Company has a very specific business purpose and a bona fide plan of operations. Its business plan and purpose is to provide a broad range of business support and consulting services, including specific business advice, and third party service provider and financing referrals to entrepreneurs, small, medium and large companies, including both privately held and publicly traded entities. The Company offers comprehensive services tailored to each client’s desired goals and needs. The Company offers an all-encompassing solution to every potential client’s need with emphasis on due diligence, research on competitor analysis, strategy and implementation, market analysis and wide-ranging pro-forma financial projections. Due to the nature of the business, fees are generally individually negotiated, billed on a case-by-case basis or as a monthly flat rate fee.

As of the date of this registration statement, the Company has not generated revenues, as it has only been operating for a relatively short period of time. However, the Company is in contact with and has been actively negotiating with potential clientele, for which the Company anticipates being retained in the near term. Upon the receipt of adequate funding from this registered offering, the Company can implement a wider marketing campaign in an effort to generate further business leads and expand its base of clientele, and will be able to hire personnel who can devote their efforts on a fulltime basis. Lastly, the Company does not have any plans or intentions to engage in a merger or acquisition with an unidentified company or companies or other entity or person.

Liquidity and Capital Resources. page 36

2.
We note your response to comment five from our letter dated July 15, 2010 and your disclosure that as of the date of this registration statement, you do not owe any money to Ms. Sourlis. Please revise your disclosure to clarify whether the verbal agreement with Ms. Sourlis for the funding of your overhead expenses requires you to repay her any of the funds she provides after the date hereof.

Per SEC Comment #2, this disclosure has been revised in accordance with the Commission’s comment. As reflected in the registration statement, the Company does not currently owe Ms. Sourlis any money as of the date hereof, as Ms. Sourlis’ monetary funding to the Company as of the date of this registration statement has not been categorized as loans made to the Company, but as contributions for which she has received founders stock. Future contributions by Ms. Sourlis to the Company, pursuant to a verbal and non-binding agreement, will be reflected on the financial statements of the Company as liabilities.